Exhibit 99.113

Skeena Intersects 36.75 g/t AuEq over 18.32 metres

in 21A Zone Infill Drilling at Eskay Creek

Vancouver, BC (November 24, 2020) Skeena Resources Limited (TSX: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to report additional diamond drill core results from the Phase 1 combined campaign of definition and exploration drilling at the Eskay Creek Project (“Eskay Creek” or the “Project”) located in the Golden Triangle of British Columbia. The Phase 2 infill program, focused upon resource category conversions for the Pre-Feasibility Study (“PFS”) on open-pit constrained resources, is on-going with eleven drill rigs currently active. Reference images are presented at the end of this release as well as on the Company’s website.

Eskay Creek Phase 1 Infill Drilling

21A Zone Highlights:

•	5.15 g/t Au, 21 g/t Ag (5.44 g/t AuEq) over 31.12 m (SK-20-420)

•	36.66 g/t Au, 7 g/t Ag (36.75 g/t AuEq) over 18.32 m (SK-20-421)

22 Zone Highlights to Date:

•	6.89 g/t Au, 122 g/t Ag (8.52 g/t AuEq) over 48.74 metres (SK-20-389)

•	3.11 g/t Au, 106 g/t Ag (4.52 g/t AuEq) over 29.60 m (SK-20-384)

•	1.39 g/t Au, 195 g/t Ag (3.99 g/t AuEq) over 86.57 m (SK-20-406)

•	1.99 g/t Au, 127 g/t Ag (3.68 g/t AuEq) over 80.69 m (SK-20-415)

•	2.97 g/t Au, 57 g/t Ag (3.73 g/t AuEq) over 39.80 m (SK-20-416)

•	2.51 g/t Au, 62 g/t Ag (3.33 g/t AuEq) over 59.50 m (SK-20-423)

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. True widths range from 70-100% of reported core lengths for the 21A and 21C Zones Apparent widths are reported for the 22 Zone due to the geometry of the mineralization and the orientation of the drill holes. Length weighted AuEq composites are constrained by geological considerations. Grade-capping of individual assays has not been applied to the Au and Ag assays informing the length-weighted AuEq composites. Metallurgical processing recoveries have not been applied to the AuEq calculation and are taken at 100%. Samples below detection limit were nulled to a value of zero.

21A Zone Phase 1 Infill Intersects High Tenor Gold Mineralization

Phase 1 drilling within the 21A Zone continues to yield exceptional grades highlighted by recent intersections of 5.15 g/t Au, 21 g/t Ag (5.44 g/t AuEq) over 31.12 m, and 36.66 g/t Au, 7 g/t Ag (36.75 g/t AuEq) over 18.32 m (SK-20-420 and SK-20-421, respectively). The high-grade intersection in SK-20-421 includes a sub-interval with an extremely high gold grade of 147.50 g/t Au, <5 g/t Ag (147.50 g/t AuEq) over 3.00 m hosted within brecciated rhyolites, footwall to the Contact Mudstone. These new intercepts enhance the expected grades and widths of the 21A Zone when compared to historical intercepts of 2.34 g/t AuEq over 12.78 m and 1.62 g/t AuEq over 7.00 m (SK-19-165B and CAN89-088, respectively) in the vicinity (see section 10090N below).

Robust Grades and Widths Confirmed in 22 Zone Infill Drilling

The recently completed drilling in the 22 Zone continues to demonstrate the precious metal enrichment associated with an interpreted syn-volcanic feeder zone crosscutting the footwall rhyolite. The high-grade silver mineralization within this area is quite impressive as illustrated by intercepts of 1.39 g/t Au, 195 g/t Ag (3.99 g/t AuEq) over 86.57 m, which includes sub-intervals grading 1.84 g/t Au, 2,400 g/t Ag (33.84 g/t AuEq) over 1.10 m, and 2.77 g/t Au, 1,840 g/t Ag (27.30 g/t AuEq) over 1.24 m (SK-20-406). Zonation of Au-Ag ratios is evident throughout the 22 Zone when compared to 2020 Phase 1 drill hole SK-20-389 (released November 19, 2020) which intersected above average gold grades of 6.89 g/t Au, 122 g/t Ag (8.52 g/t AuEq) over 48.74 m (refer to Table 1 below).

Table 1: 2020 Phase 1 Drill Hole SK-20-389 – 22 Zone Detailed Au-Ag Results

SK-20-389	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)
TOTAL INTERCEPT	1.26	50.00	48.74	6.89	122	8.52
INCLUDING	15.50	17.00	1.50	10.85	108	12.29
AND	29.13	30.50	1.37	16.90	47	17.53
AND	30.50	32.00	1.50	18.65	21	18.93
AND	32.00	33.50	1.50	9.69	52	10.38
AND	33.50	35.00	1.50	22.70	432	28.46
AND	35.00	36.50	1.50	18.80	440	24.67
AND	40.00	41.00	1.00	15.30	132	17.06
AND	41.00	42.50	1.50	35.30	247	38.59
AND	45.50	47.00	1.50	13.95	31	14.36

About Skeena

Skeena Resources Limited is a junior mining company focused on developing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling at Eskay Creek to advance the project to Prefeasibility. Skeena is also exploring the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles Jr.

President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Qualified Persons

Exploration activities at the Eskay Creek Project are administered on site by the Company’s Exploration Managers, Raegan Markel, P.Geo. and Adrian Newton, P.Geo. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo. Vice President Exploration and Resource Development, is the Qualified Person for the Company and has prepared, validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Quality Assurance – Quality Control

Once received from the drill and processed, all drill core samples are sawn in half, labelled and bagged. The remaining drill core is subsequently securely stored on site. Numbered security tags are applied to lab shipments for chain of custody requirements. The Company inserts quality control (QC) samples at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. The QAQC program was designed and approved by Lynda Bloom, P.Geo. of Analytical Solutions Ltd., and is overseen by the Company’s Qualified Person, Paul Geddes, P.Geo, Vice President Exploration and Resource Development.

Drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed and 1 kg is pulverized. Analysis for gold is by 50 g fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100 ppm are re-analyzed using a 50 g fire assay fusion with gravimetric finish. Analysis for silver is by 50 g fire assay fusion with gravimetric finish with a lower limit of 5ppm and upper limit of 10,000 ppm. Samples with silver assays greater than 10,000 ppm are re-analyzed using a gravimetric silver concentrate method. A selected number of samples are also analyzed using a 48 multi-element geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) and also for mercury using an aqua regia digest with Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) finish. Samples with sulfur reporting greater than 10% from the multi-element analysis are re-analyzed for total sulfur by Leco furnace and infrared spectroscopy.

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Table 2: Eskay Creek Project 2020 Length Weighted Drill Hole Gold and Silver Composites:

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone
SK-20-384	0.90	30.50	29.60	3.11	106	4.52	22
INCLUDING	5.00	6.50	1.50	4.86	707	14.29	22
SK-20-384	36.50	42.50	6.00	1.18	5	1.25	22

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone
SK-20-385	1.30	19.00	17.70	2.56	44	3.15	22
INCLUDING	2.00	3.50	1.50	9.57	267	13.13	22
SK-20-395	128.75	140.50	11.75	1.76	22	2.05	21	C
SK-20-396	124.01	135.90	11.89	1.79	22	2.08	21	C
SK-20-399	127.00	130.00	3.00	1.75	28	2.12	21	C
SK-20-400	117.53	130.50	12.97	2.16	17	2.39	21	C
SK-20-401	122.09	129.00	6.91	1.42	9	1.54	21	C
SK-20-402	115.63	131.30	15.67	14.15	29	14.55	21	C
INCLUDING	121.50	122.88	1.38	18.15	32	18.58	21	C
AND	122.88	124.00	1.12	61.20	125	62.87	21	C
AND	124.00	125.00	1.00	22.20	68	23.11	21	C
AND	125.00	125.50	0.50	18.65	104	20.04	21	C
AND	125.50	126.00	0.50	24.40	56	25.15	21	C
AND	126.00	126.50	0.50	21.50	33	21.94	21	C
AND	126.50	127.00	0.50	77.50	37	77.99	21	C
AND	127.00	128.00	1.00	23.00	6	23.08	21	C
SK-20-403	129.50	135.50	6.00	3.50	51	4.18	21	C
SK-20-404	1.22	3.50	2.28	1.03	6	1.12	22
SK-20-404	24.50	30.00	5.50	1.59	5	1.66	22
SK-20-405	7.57	10.00	2.43	1.88	5	1.95	22
SK-20-405	14.00	38.00	24.00	1.59	26	1.93	22
SK-20-405	62.00	81.50	19.50	1.54	37	2.03	22
SK-20-406	1.43	88.00	86.57	1.39	195	3.99	22
INCLUDING	69.90	71.00	1.10	1.84	2,400	33.84	22
AND	71.00	72.24	1.24	2.77	1,840	27.30	22
AND	73.00	74.00	1.00	1.28	680	10.35	22
AND	74.90	75.80	0.90	4.66	640	13.19	22
SK-20-411	152.00	155.50	3.50	2.32	363	7.15	21	C
INCLUDING	153.33	153.83	0.50	3.29	791	13.84	21	C
AND	153.83	154.48	0.65	6.64	1,255	23.37	21	C
SK-20-411	173.00	192.00	19.00	3.00	231	6.08	21	C
INCLUDING	177.50	179.00	1.50	13.30	467	19.53	21	C
AND	179.00	180.00	1.00	3.89	1,325	21.56	21	C
AND	181.00	182.00	1.00	3.78	1,105	18.51	21	C
AND	182.00	183.00	1.00	4.83	390	10.03	21	C
SK-20-412	182.30	195.75	13.45	3.39	68	4.29	21	C
INCLUDING	183.30	184.60	1.30	9.19	210	11.99	21	C
AND	184.60	185.40	0.80	16.35	107	17.78	21	C
SK-20-413	182.50	185.70	3.20	2.92	554	10.31	21	C
INCLUDING	184.00	185.05	1.05	7.36	1,560	28.16	21	C
SK-20-413	188.50	194.10	5.60	4.74	211	7.55	21	C
INCLUDING	190.67	191.17	0.50	4.57	618	12.81	21	C
SK-20-414	3.69	20.20	16.51	2.50	235	5.63	22
SK-20-415	2.31	83.00	80.69	1.99	127	3.68	22
INCLUDING	3.51	4.72	1.21	5.17	441	11.05	22
AND	14.00	15.50	1.50	1.38	648	10.02	22
SK-20-416	0.20	40.00	39.80	2.97	57	3.73	22
SK-20-417	0.15	19.00	18.85	2.04	7	2.13	22
SK-20-417	22.00	38.50	16.50	3.05	6	3.13	22
INCLUDING	25.00	26.50	1.50	12.75	10	12.88	22
SK-20-418	0.12	22.00	21.88	1.84	9	1.96	22
SK-20-418	25.00	37.00	12.00	2.76	7	2.85	22
SK-20-418	65.50	70.00	4.50	1.08	5	1.15	22
SK-20-419	0.68	20.50	19.82	2.48	15	2.69	22
SK-20-419	28.00	37.10	9.10	0.90	7	1.00	22

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone
SK-20-419	42.18	49.00	6.82	1.02	5	1.09	22
SK-20-419	56.50	61.00	4.50	1.22	5	1.29	22
SK-20-420	86.00	117.12	31.12	5.15	21	5.44	21	A
INCLUDING	100.00	101.00	1.00	11.35	5	11.42	21	A
AND	101.00	102.00	1.00	13.40	20	13.67	21	A
AND	105.00	106.00	1.00	13.25	12	13.41	21	A
AND	106.00	107.00	1.00	17.35	17	17.58	21	A
AND	112.00	113.50	1.50	17.95	8	18.06	21	A
AND	113.50	115.00	1.50	13.75	26	14.10	21	A
SK-20-420	127.94	131.00	3.06	1.12	6	1.19	21	A
SK-20-420	161.00	177.50	16.50	1.13	10	1.26	21	A
SK-20-421	82.59	84.59	2.00	0.71	8	0.81	21	A
SK-20-421	91.18	109.50	18.32	36.66	7	36.75	21	A
INCLUDING	92.00	95.00	3.00	147.50	<5	147.50	21	A
AND	95.00	96.00	1.00	82.70	14	82.89	21	A
AND	96.00	97.50	1.50	27.60	11	27.75	21	A
AND	105.00	106.50	1.50	20.70	5	20.77	21	A
SK-20-421	117.00	124.00	7.00	0.65	74	1.63	21	A
SK-20-421	174.06	186.90	12.84	1.68	8	1.79	21	A
SK-20-422	12.00	20.50	8.50	2.59	7	2.68	22
SK-20-422	28.00	30.55	2.55	1.28	14	1.47	22
SK-20-422	34.75	56.00	21.25	1.68	24	2.00	22
INCLUDING	38.07	39.00	0.93	7.40	237	10.56	22
SK-20-423	10.50	33.00	22.50	3.23	10	3.36	22
INCLUDING	21.00	22.00	1.00	18.40	34	18.85	22
SK-20-423	37.50	97.00	59.50	2.51	62	3.33	22
INCLUDING	43.70	45.00	1.30	8.92	1,010	22.39	22
AND	90.75	91.74	0.99	11.15	15	11.35	22
AND	91.74	93.00	1.26	17.90	16	18.11	22
SK-20-426	125.00	129.00	4.00	1.00	12	1.16	21	C
SK-20-426	132.00	137.45	5.45	1.17	117	2.73	21	C
SK-20-426	147.00	150.00	3.00	1.68	5	1.75	21	C
SK-20-427	0.95	5.00	4.05	0.48	61	1.29	21	C
SK-20-427	19.00	24.00	5.00	0.72	32	1.15	21	C
SK-20-427	41.90	47.50	5.60	0.50	66	1.38	21	C
SK-20-427	50.50	53.50	3.00	1.19	293	5.10	21	C
INCLUDING	51.24	52.40	1.16	2.31	671	11.26	21	C
SK-20-428	0.00	5.00	5.00	0.38	87	1.54	21	C
SK-20-428	68.50	79.00	10.50	3.76	30	4.16	21	C
SK-20-429	0.80	6.50	5.70	1.15	82	2.24	21	C
SK-20-429	25.79	48.50	22.71	0.99	66	1.88	21	C
SK-20-429	66.00	71.95	5.95	0.97	30	1.36	21	C

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. True widths range from 70-100% of reported core lengths for the 21A and 21C Zones Apparent widths are reported for the 22 Zone due to the geometry of the mineralization and the orientation of the drill holes. Length weighted AuEq composites are constrained by geological considerations. Grade-capping of individual assays has not been applied to the Au and Ag assays informing the length-weighted AuEq composites. Metallurgical processing recoveries have not been applied to the AuEq calculation and are taken at 100%. Samples below detection limit were nulled to a value of zero.

Table 3: Mine Grid Drill Hole Locations and Orientations:

Hole-ID	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Azimuth (°)	Dip (°)
SK-20-384	9,570.5	8,848.2	1,124.8	130.0	205.0	-66.1
SK-20-385	9,571.0	8,848.0	1,125.0	95.0	205.0	-50.0
SK-20-395	9,754.0	10,252.0	1,013.7	149.0	165.0	-66.1
SK-20-396	9,754.1	10,252.5	1,015.3	150.0	165.1	-72.2
SK-20-399	9,754.0	10,252.0	1,014.1	150.0	194.0	-77.9
SK-20-400	9,754.0	10,252.0	1,014.4	150.0	196.3	-73.6
SK-20-401	9,754.0	10,252.0	1,015.0	149.0	183.0	-58.9
SK-20-402	9,754.0	10,252.0	1,015.3	150.0	181.8	-69.1
SK-20-403	9,754.1	10,252.5	1,014.4	150.0	245.0	-78.1
SK-20-404	9,575.5	8,828.0	1,121.1	95.0	205.3	-70.0
SK-20-405	9,575.0	8,828.0	1,121.2	90.0	206.0	-86.5
SK-20-406	9,575.0	8,828.0	1,121.2	90.0	145.6	-72.5
SK-20-411	9,740.0	10,301.0	1,015.4	197.0	309.9	-83.0
SK-20-412	9,740.0	10,301.0	1,014.6	198.0	326.6	-80.1
SK-20-413	9,740.0	10,301.0	1,014.4	208.0	335.2	-76.0
SK-20-414	9,589.0	8,862.0	1,112.7	20.2	240.2	-89.8
SK-20-415	9,589.0	8,862.0	1,112.9	90.0	240.0	-89.5
SK-20-416	9,539.0	8,880.0	1,128.4	82.0	190.2	-82.1
SK-20-417	9,539.0	8,880.0	1,128.2	65.0	280.0	-50.1
SK-20-418	9,539.0	8,880.0	1,128.9	70.0	239.6	-60.0
SK-20-419	9,539.0	8,880.0	1,129.6	100.0	193.1	-50.0
SK-20-420	9,871.0	10,117.0	1,035.6	191.0	139.8	-67.9
SK-20-421	9,871.0	10,116.0	1,035.3	191.0	130.0	-65.2
SK-20-422	9,558.0	8,909.0	1,136.9	100.0	355.3	-89.6
SK-20-423	9,558.0	8,909.0	1,136.3	110.0	195.2	-76.1
SK-20-426	9,754.1	10,252.5	1,013.6	150.0	173.8	-76.0
SK-20-427	9,622.0	8,733.0	1,085.6	80.0	230.0	-55.0
SK-20-428	9,622.0	8,733.0	1,085.1	85.0	260.3	-56.4
SK-20-429	9,622.0	8,733.0	1,085.6	95.0	197.1	-67.2

ESKAY CREEK PROJECT
21A AND 21C ZONES
VERTICAL SECTION 10090N
15 METRE SECTION ENVELOPE
LOOKING MINE GRID NORTH
HISTORIC UNDERGROUND MINE DEVELOPMENT
2019 AU-AG PEA RESOURCES
2020 SKEENA DRILL INTERCEPT (G/T AUEQ / METRES)
HISTORIC DRILL INTERCEPT (G/T AUEQ / METRES)
BASALTS
21A ZONE
SK-19-065: 4.09 / 37.50
SK-19-065
SK-19-165B: 2.34 / 12.78
1.62 / 7.00
5.67 / 27.72
SK-20-420: 5.44 / 31.12
SK-20-421: 36.75 / 18.32
3.62 / 6.60
0.99 / 3.15
1.12 / 2.39
CONTACT MUDSTONES
31.27 / 49.50
1.07 / 6.00
1.81 / 3.00
SK-20-421: 1.79 / 12.84
13.73 / 31.60
2.51 / 11.40
21C ZONE
6.66 / 9.50
RHYOLITES
900 mASL
PEA OPEN PIT LIMITS
11.35 / 5.45
8.28 / 3.70
6.15 / 16.80
1.89 / 4.74
4.00 / 4.00
1.22 / 26.00
0.88 / 6.92
8.51 / 34.00
2.06 / 4.00
4.07 / 2.08
100 METRES
1.44 / 6.20
1.04 / 3.00
LOWER MUDSTONES
DACITES